PE 3-1-02

02020908

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 0 8 2002 365

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

CREW DEVELOPMENT CORPORATION

(Name of Registrant)

#400-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

PROCESSED
MAR 13 2002
P THOMSON FINANCIAL

1. News Releases: March 6:

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Development Corporation.: SEC File No. 12b=#1-11816
(Registrant)

Date March 6, 2002: By Paul Mann

Paul Mann, Vice President, Comptroller

WLM

CREW
DEVELOPMENT CORPORATION

March 6, 2002

TRADING SYMBOL: TORONTO, OSLO & PACIFIC EXCHANGES: **CRU**
FRANKFURT: **KNC**, OTC: **CRWVF**

NEWS RELEASE

$3.6+ MILLION PRIVATE PLACEMENT ANNOUNCED

WARRANTS RE-PRICED

Vancouver, British Columbia – March 6, 2002. Crew Development Corporation today announced it intends to complete a private placement of approximately 9.7 million common shares to arms-length parties with a subscription price of NOK2.10, or approximately C$0.37 per common share for aggregate proceeds of approximately C$3.65 million. The Company also announced the repricing of its existing warrants to purchase common shares at an exercise price of C$0.43 per share. Completion of the private placement and repricing of the warrants is subject to the approval of The Toronto Stock Exchange. The proceeds from the placement will be utilized for general corporate purposes.

Corporate Overview

Crew is an established, multi-commodity, Canadian mining company with operations in Africa, Canada, Greenland, Norway and the Philippines. In addition to a variety of projects that are at various stages of development and discovered by Crew, the company controls seven producing mines through its southern African subsidiary. Crew's strength stems from this diversified, solid, broad base of projects. The company is well positioned to focus on specific projects, and to respond to changing market forces. Crew shares are listed as CRU on the TSE (Canada) and OSE (Norway), as KNC on the Frankfurt Exchange (Germany), and as CRWVF on the OTC BB (USA).

"Hans Christian Qvist"
Chairman

This News Release was prepared by the Board of Directors on behalf of Crew Development Corp. which is solely responsible for its contents.

For more information or to be put on our email list, please contact the Vancouver Office, (604) 683 7585 or US/Canada Toll Free: 1-866-818-2211, email: ir@crewdev.com or the Oslo Office at +47 67 59 2424, email crew@crew.no.

Visit our website at http://www.crewdev.com.

Suite 400 - 837 West Hastings Street, Vancouver, BC V6C 3N6
Telephone: 604.683.7585
Facsimile: 604.682.0566
Toll Free: 866.818.2211
Website: http://www.crewdev.com
e-mail: info@crewdev.com